FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

November 7, 2005

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive offices)

                Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

                Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

                If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on October 7, 2005.

Burberry and Luxottica Announce 10-Year Eyewear Licence Agreement

London, UK and Milan, Italy — 7 October 2005 — Burberry Group plc (LSE: BRBY), the international luxury apparel and accessories brand, and Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, announced today a 10-year licence agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Burberry name. The agreement will begin on January 1, 2006.

Brian E. Blake, President and Chief Operating Officer of Burberry Group plc commented: “Burberry looks forward to working with Luxottica in this new global partnership.  Among Luxottica’s many strengths, its proprietary store network in key markets and targeted growth geographies are very well aligned with Burberry’s expansion strategies. Together we will endeavour to realise the exciting opportunities for the Burberry brand in the eyewear category.”

Leonardo Del Vecchio, Chairman of Luxottica Group, commented: “We are extremely pleased with this new long-term licence agreement and look forward to working with the Burberry team to develop new, exciting collections. Burberry is one of the world’s most distinctive and dynamic luxury brands. Burberry’s strength in the substantial U.S. and Japan markets is of particular strategic importance for our Group.”

“The Burberry licence represents the first step in a process of more proactively managing our brands portfolio. We expect this will result in a further strengthening of what is already one of the best-balanced brands portfolios in our industry.”

The first Burberry eyewear collections under the agreement will be presented in October 2006.  The two companies expect that the collections have the potential to generate wholesale sales in excess of €50 million annually within two to three years of launch.

About Burberry

Burberry, founded in 1856, is a leading international luxury brand. Burberry designs, manufactures and licenses apparel and accessories for distribution through its own stores and a network of prestige retailers worldwide.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with nearly 5,500 optical and sun retail stores mainly in North America and Asia-Pacific and a well-balanced portfolio that comprises leading premium house and licensed brands, including Ray-Ban, the best selling sun and prescription eyewear brand in the world. Among others, the Group’s brand portfolio includes house brands

Vogue, Persol, Arnette and REVO and license brands Bvlgari, Chanel, Dolce & Gabbana, Donna Karan, Prada and Versace. Luxottica Group’s global wholesale network touches 120 countries, with a direct presence in the key 28 eyewear markets worldwide. The Group’s products are designed and manufactured at its six Italy-based high-quality manufacturing plants and at the only China-based plant wholly-owned by a premium eyewear manufacturer. For fiscal year 2004, Luxottica Group posted consolidated net sales and net income of €3.2 billion and €286.9 million, respectively. Luxottica Group’s 2004 annual report is available online at http://annual-report-2004.luxottica.com. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, the ability to effectively integrate recently acquired businesses, including Cole National, risks that expected synergies from the acquisition of Cole National will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole National will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

Set forth below is the text of a press release issued on October 27, 2005.

LUXOTTICA GROUP 3Q05 CONSOLIDATED OPERATING INCOME UP 20.1 PERCENT

Milan, Italy — October 27, 2005 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), global leader in the eyewear sector, today announced consolidated U.S. GAAP results for the three- and nine-month periods ended September 30, 2005.

Financial highlights

Third Quarter of 2005 (1)

• Consolidated sales: €1,069.4 million (+47.3%)
- Retail sales: €849.0 million (+55.2%); Retail comparable store sales (2): +5.3%
- Total wholesale sales: €283.7 million (+26.0%)
• Consolidated operating income: €154.9 million (+20.1%); Operating margin: 14.5%
- Retail operating income: €106.3 million (+15.1%); Retail operating margin: 12.5%
- Wholesale operating income: €63.3 million (+34.0%); Wholesale operating margin: 22.3%
• Consolidated net income: €89.3 million (+16.0%); Net margin: 8.4%
• Earnings per share: €0.20 (US$0.24 per ADS)

Nine-month Period (3)

• Consolidated sales: €3,251.9 million (+41.0%)
- Retail sales: €2,448.6 million (+52.1%); Retail comparable store sales (4): +5.7%
- Total wholesale sales: €978.9 million (+17.0%)
• Consolidated operating income: €457.1 million (+17.7%); Operating margin: 14.1%
- Retail operating income: €283.4 million (+20.1%); Retail operating margin: 11.6%
- Wholesale operating income: €231.3 million (+23.2%); Wholesale operating margin: 23.6%
• Consolidated net income: €256.7 million (+13.0%); Net margin: 7.9%
• Earnings per share: €0.57 (US$0.72 per ADS)

Andrea Guerra, chief executive officer of Luxottica Group, commented: “Results for the third quarter were again strong across our entire business and in all key markets, with both retail and wholesale contributing to continued growth. Cash flow generation was again one of the main highlights of our Group’s results for the quarter, with approximately €140 million excluding non-recurring items (5). At the same time, in the first nine months of 2005 we reached the same level of sales posted in 2004 for the full year, which in itself means that the Cole National acquisition has already helped us to achieve a significant result.”

Regarding the retail business, the integration of Cole National is now nearly completed and the Group’s retail team in North America is already focusing on the challenges ahead: the growth of the Pearle Vision business and the ongoing repositioning of Sunglass Hut as the destination store for fashion in sun.

Results of the retail division for the third quarter were particularly strong, especially in North America where Sunglass Hut experienced double-digit comparable store sales growth for the second quarter in a row. Retail results were also positive in Asia-Pacific, especially in terms of profitability.

For the third quarter, the Group’s wholesale business experienced significant additional growth and improved profitability. Wholesale sales to third parties rose by 23.0 percent, reflecting accelerated growth in the Group’s wholesale business year-to-date compared with 13.0 percent for the first half of the year. Operating margin for the entire wholesale division for the quarter improved to 22.3%, up by 130 bps year-over-year. The performance of the wholesale business reflected the strength of Luxottica Group’s brands portfolio, especially of Ray-Ban, which posted particularly strong results for the quarter.

In wholesale, the Group just launched the first Dolce & Gabbana collections and expects a strong first year, in line with the original projection of €120 million in sales. The new collections, together with the Group’s well-balanced portfolio of leading and best-selling house and license brands, are expected to give Luxottica Group’s sales teams additional tools to continue delivering the growth experienced year-to-date in all key markets.

The effective tax rate for the quarter was 35 percent, in line with an expected tax rate for the full year of 37 percent. In application of APB 25 (Accounting for Stock Issued to Employees), results for the nine-month period also included non-cash expenses for stock options (6) of €12.4 million. The recently announced revised earnings estimates for fiscal year 2005 already fully reflect both the tax rate expectation and the non-cash expenses for stock options.

On September 30, 2005, Luxottica Group’s consolidated net outstanding debt was €1,557.9 million.

Luxottica Group’s consolidated results for the three- and nine-month periods ended September 30, 2005, were approved today by its Board of Directors. Consolidated results for the quarter and the nine-month period include the consolidation of the Cole National business.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with nearly 5,500 optical and sun retail stores mainly in North America, Asia-Pacific and China and a well-balanced portfolio that comprises leading premium house and licensed brands, including Ray-Ban, the best selling sun and prescription eyewear brand in the world. Among others, the Group’s brand portfolio includes house brands Vogue, Persol, Arnette and REVO and license brands Bvlgari, Chanel, Dolce & Gabbana, Donna Karan, Prada and Versace. Luxottica Group’s global wholesale network touches 120 countries, with a direct presence in the key 28 eyewear markets worldwide. The Group’s products are designed and manufactured at its six Italy-based high-quality manufacturing plants and at the only China-based plant wholly-owned by a premium eyewear manufacturer. For fiscal year 2004, Luxottica Group posted consolidated net sales and net income of €3.2 billion and €286.9 million, respectively. Luxottica Group’s 2004 annual report is available online at http://annual-report-2004.luxottica.com. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, the ability to effectively integrate recently acquired businesses, including Cole National, risks that expected synergies from the acquisition of Cole National will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole National will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

(1) All comparisons, including percentage changes, are between the three-month periods ended September 30, 2005, and 2004.
(2) Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area. The calculation of comparable store sales for the three- and nine-month periods ended September 30, 2005, includes relevant stores of the former Cole National business as if the Cole National acquisition had been completed as of January 1, 2004. Cole National results are actually consolidated with Luxottica Group results only as of the October 4, 2004, acquisition date.
(3) All comparisons, including percentage changes, are between the nine-month periods ended September 30, 2005, and 2004.
(4) See note (2) above.
(5) Non-recurring items include acquisitions and litigation settlements.
(6) The non-cash expenses for stock options for the nine-month period ended September 30, 2005, resulted from the application of APB 25, in advance of the required adoption of SFAS 123 (R) as of January 1, 2006.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2005 AND SEPTEMBER 30, 2004

KEY FIGURES IN THOUSANDS OF EURO (4)

	2005	2004 (5)	% Change
NET SALES	1,069,381	726,163	47.3%

NET INCOME	89,309	76,975	16.0%

EARNINGS PER SHARE (ADS) (2)	0.20	0.17

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.20	0.17

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (4)

	2005	2004 (5)	% Change
NET SALES	1,304,324	887,371	47.0%

NET INCOME	108,931	94,064	15.8%

EARNINGS PER SHARE (ADS) (2)	0.24	0.21

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.24	0.21

Notes :	2005	2004
(1) Average exchange rate (in U.S. Dollars per Euro)	1.2197	1.2220
(2) Weighted average number of outstanding shares	450,359,614	448,259,456
(3) Fully diluted average number of shares	453,829,742	450,321,072
(4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(5) Certain amounts for FY 2004 have been reclassified to conform to the presentation of FY 2005 figures

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2005 AND SEPTEMBER 30, 2004

KEY FIGURES IN THOUSANDS OF EURO (4)

	2005	2004 (5)	% Change
NET SALES	3,251,948	2,306,993	41.0%

NET INCOME	256,715	227,118	13.0%

EARNINGS PER SHARE (ADS) (2)	0.57	0.51

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.57	0.50

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (4)

	2005	2004 (5)	% Change
NET SALES	4,106,209	2,827,220	45.2%

NET INCOME	324,151	278,334	16.5%

EARNINGS PER SHARE (ADS) (2)	0.72	0.62

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.72	0.62

Notes :	2005	2004
(1) Average exchange rate (in U.S. Dollars per Euro)	1.2627	1.2255
(2) Weighted average number of outstanding shares	449,805,613	448,162,086
(3) Fully diluted average number of shares	452,757,366	450,125,235
(4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(5) Certain amounts for FY 2004 have been reclassified to conform to the presentation of FY 2005 figures

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2005 AND SEPTEMBER 30, 2004

In thousands of Euro (1)	3Q05	% of sales	3Q04 (2)	% of sales	% Change

NET SALES	1,069,381	100.0%	726,163	100.0%	47.3%
COST OF SALES	(321,746)		(219,320)
GROSS PROFIT	747,635	69.9%	506,842	69.8%	47.5%
OPERATING EXPENSES:
SELLING EXPENSES	(396,028)		(251,433)
ROYALTIES	(14,020)		(10,256)
ADVERTISING EXPENSES	(64,125)		(39,211)
GENERAL AND ADMINISTRATIVE EXPENSES	(105,702)		(66,245)
TRADEMARK AMORTIZATION	(12,832)		(10,645)
TOTAL	(592,707)		(377,790)
OPERATING INCOME	154,928	14.5%	129,052	17.8%	20.1%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(17,409)		(13,078)
INTEREST INCOME	972		2,391
OTHER - NET	89		794
OTHER INCOME (EXPENSES) NET	(16,348)		(9,893)
INCOME BEFORE PROVISION FOR INCOME TAXES	138,580	13.0%	119,159	16.4%	16.3%
PROVISION FOR INCOME TAXES	(48,462)		(40,510)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	90,117		78,648
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(808)		(1,673)
NET INCOME	89,309	8.4%	76,975	10.6%	16.0%
EARNINGS PER SHARE (ADS) (1)	0.20		0.17
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.20		0.17

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	450,359,614		448,259,456
FULLY DILUTED AVERAGE NUMBER OF SHARES	453,829,742		450,321,072

Notes :

(1)         Except earnings per share (ADS), which are expressed in Euro

(2)         Certain amounts for FY 2004 have been reclassified to conform to the presentation of FY 2005 figures

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2005 AND SEPTEMBER 30, 2004

In thousands of Euro (1)	2005	% of sales	2004 (2)	% of sales	% Change
NET SALES	3,251,948	100.0%	2,306,993	100.0%	41.0%
COST OF SALES	(1,020,223)		(718,208)
GROSS PROFIT	2,231,725	68.6%	1,588,784	68.9%	40.5%
OPERATING EXPENSES:
SELLING EXPENSES	(1,162,830)		(780,498)
ROYALTIES	(48,548)		(37,728)
ADVERTISING EXPENSES	(213,219)		(143,289)
GENERAL AND ADMINISTRATIVE EXPENSES	(310,613)		(206,989)
TRADEMARK AMORTIZATION	(39,415)		(31,993)
TOTAL	(1,774,625)		(1,200,496)
OPERATING INCOME	457,100	14.1%	388,288	16.8%	17.7%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(49,163)		(37,458)
INTEREST INCOME	4,188		4,560
OTHER - NET	7,665		2,377
OTHER INCOME (EXPENSES) NET	(37,310)		(30,521)
INCOME BEFORE PROVISION FOR INCOME TAXES	419,790	12.9%	357,767	15.5%	17.3%
PROVISION FOR INCOME TAXES	(155,322)		(124,033)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	264,468		233,734
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(7,753)		(6,616)
NET INCOME	256,715	7.9%	227,118	9.8%	13.0%
EARNINGS PER SHARE (ADS) (1)	0.57		0.51
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.57		0.50

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	449,805,613		448,162,086
FULLY DILUTED AVERAGE NUMBER OF SHARES	452,757,366		450,125,235

Notes :

(1)         Except earnings per share (ADS), which are expressed in Euro

(2)         Certain amounts for FY 2004 have been reclassified to conform to the presentation of FY 2005 figures

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

In thousands of Euro	September 30, 2005	December 31, 2004 (1)

CURRENT ASSETS:
CASH	347,886	257,349
ACCOUNTS RECEIVABLE	457,964	406,437
SALES AND INCOME TAXES RECEIVABLE	37,346	33,120
INVENTORIES	422,867	433,158
PREPAID EXPENSES AND OTHER	77,794	69,151
DEFERRED TAX ASSETS - CURRENT	76,511	104,508
TOTAL CURRENT ASSETS	1,420,368	1,303,723

PROPERTY, PLANT AND EQUIPMENT - NET	694,047	599,245

OTHER ASSETS
INTANGIBLE ASSETS - NET	2,689,686	2,473,053
INVESTMENTS	14,822	156,988
OTHER ASSETS	49,311	23,040
SALES AND INCOME TAXES RECEIVABLES	292	9
TOTAL OTHER ASSETS	2,754,111	2,653,090

TOTAL	4,868,526	4,556,058

CURRENT LIABILITIES:
BANK OVERDRAFTS	356,318	290,531
CURRENT PORTION OF LONG-TERM DEBT	238,175	405,369
ACCOUNTS PAYABLE	254,916	222,550
ACCRUED EXPENSES AND OTHER	369,347	376,779
ACCRUAL FOR CUSTOMERS' RIGHT OF RETURN	11,612	8,802
INCOME TAXES PAYABLE	50,381	12,722
TOTAL CURRENT LIABILITIES	1,280,749	1,316,753

LONG TERM LIABILITIES:
LONG TERM DEBT	1,311,281	1,277,495
LIABILITY FOR TERMINATION INDEMNITIES	57,125	52,656
DEFERRED TAX LIABILITIES—NON CURRENT	188,978	215,891
OTHER	184,905	173,896
TOTAL LONG TERM LIABILITIES	1,742,289	1,719,938

COMMITMENTS AND CONTINGENCY:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	14,598	23,760

SHAREHOLDERS' EQUITY:
457,264,223 ORDINARY SHARES AUTHORIZED AND ISSUED—450,829,437 SHARES OUTSTANDING	27,436	27,312
NET INCOME	256,715	286,874
RETAINED EARNINGS	1,546,739	1,181,421
TOTAL SHAREHOLDERS' EQUITY	1,830,890	1,495,607

TOTAL	4,868,526	4,556,058

Notes :

(1)         Certain amounts for FY 2004 have been reclassified to conform to the presentation of FY 2005 figures

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2005 AND SEPTEMBER 30, 2004

—SEGMENTAL INFORMATION—

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segments Transaction and Corporate Adj.	Consolidated

2005

Net Sales	978,928	2,448,596	(175,576)	3,251,948
EBITDA (3)	267,741	365,881	(32,919)	600,703
% of sales	27.4%	14.9%		18.5%
Operating income	231,310	283,441	(57,651)	457,100
% of sales	23.6%	11.6%		14.1%
Capital Expenditures	65,005	86,175		151,180
Depreciation & Amortization	36,431	82,440	24,732	143,604
Assets	1,591,005	1,298,257	1,979,263	4,868,526

2004 (1)

Net Sales	836,964	1,609,614	(139,585)	2,306,993
EBITDA (3)	223,854	289,129	(18,026)	494,957
% of sales	26.7%	18.0%		21.5%
Operating income	187,690	235,921	(35,323)	388,288
% of sales	22.4%	14.7%		16.8%
Capital Expenditures	22,032	46,502		68,534
Depreciation & Amortization	36,164	53,208	17,297	106,669
Assets	1,507,135	877,534	1,776,603	4,161,272

2004 As adjusted (2)

Net Sales	836,964	2,358,649	(140,095)	3,055,518
EBITDA (3)	223,854	306,846	(18,026)	512,674
% of sales	26.7%	13.0%		16.8%
Operating income	187,690	232,368	(43,391)	376,667
% of sales	22.4%	9.9%		12.3%
Depreciation & Amortization	36,164	74,478	25,365	136,007

Notes :

(1)         Certain amounts for FY 2004 have been reclassified to conform to the presentation of FY 2005 figures

(2)         These consolidated adjusted amounts are a non-GAAP measurement. The company has included this measurement to give comparative information for the two periods discussed, aligning the consolidation periods of Cole National for both years 2004 and 2005. They reflect the consolidation of Cole National results for the first nine months of 2004 (as it is in 2005). This information does not purport to be indicative of the actual results that would have been achieved had the Cole National acquisition been completed as of January 1, 2004.

(3)         EBITDA is the sum of Operating income and Depreciation & Amortization

LUXOTTICA GROUP

NON-GAAP COMPARISON OF CONSOLIDATED NET SALES

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005

AND SEPTEMBER 30, 2004, ASSUMING CONSTANT EXCHANGE RATES

In millions of Euro	3Q 2004 U.S. GAAP results	3Q 2005 U.S. GAAP results	Adjustment for constant exchange rates	3Q 2005 adjusted results
Consolidated net sales	726.2	1,069.4	-9.0	1,060.4
Manufacturing/wholesale net sales	225.2	283.7	-2.9	280.8
Retail net sales	546.9	849.0	-6.5	842.5

In millions of Euro	9M 2004 U.S. GAAP results	9M 2005 U.S. GAAP results	Adjustment for constant exchange rates	9M 2005 adjusted results
Consolidated net sales	2,307.0	3,251.9	60.4	3,312.3
Manufacturing/wholesale net sales	837.0	978.9	5.4	984.3
Retail net sales	1,609.6	2,448.6	58.9	2,507.5

Note:

Luxottica Group uses certain measures of financial performance that exclude the impact of  fluctuations in currency exchange rates in the translation of operating results into Euro. The Company  believes that these adjusted financial measures provide useful information to both management and  investors by allowing a comparison of operating performance on a consistent basis. In addition, since  the Luxottica Group has historically reported such adjusted financial measures to the investement community, the Company believes that their inclusion provides consistency in its financial reporting.  Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first nine months of 2005 and the first nine months of 2004 and the third quarter of 2005 and the third quarter of 2004 are calculated using for each currency the average exchange rate for the nine-month period and the three-month period ended September 30, 2004, respectively. Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group’s method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See table above for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT

PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2005,

PURSUANT TO CONSOB REGULATION N. 27021 OF APRIL 7, 2000 AND IN ACCORDANCE WITH CONSOB
COMMUNICATION DME/5015175 DATED MARCH 10, 2005.

CONSOLIDATED INCOME STATEMENT

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

In thousands of Euro (1)	US GAAP 2005	IFRS 2 Stock option	IFRS 3 Business combination	IAS 19 Tfr & Pension	IAS 38 Intangibles	IAS 39 Derivatives	Total IAS/IFRS Adjustment	IAS / IFRS 2005
NET SALES	3,251,948							3,251,948
COST OF SALES	(1,020,223)			699			699	(1,019,525)
GROSS PROFIT	2,231,725			699			699	2,232,423
OPERATING EXPENSES:
SELLING EXPENSES	(1,162,830)							(1,162,830)
ROYALTIES	(48,548)							(48,548)
ADVERTISING EXPENSES	(213,219)				(644)		(644)	(213,863)
GENERAL AND ADMINISTRATIVE EXPENSES	(310,613)	(5,453)	1,366	1,774			(2,314)	(312,927)
TRADEMARK AMORTIZATION	(39,415)							(39,415)
TOTAL	(1,774,625)	(5,453)	1,366	1,774	(644)		(2,958)	(1,777,583)

OPERATING INCOME	457,100	(5,453)	1,366	2,473	(644)		(2,259)	454,841
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(49,163)							(49,163)
INTEREST INCOME	4,188					424	424	4,612
OTHER - NET	7,665							7,665
OTHER INCOME (EXPENSES) NET	(37,310)					424	424	(36,886)
INCOME BEFORE PROVISION FOR INCOME TAXES	419,790	(5,453)	1,366	2,473	(644)	424	(1,835)	417,955
PROVISION FOR INCOME TAXES	(155,322)		(546)	(894)	258	(151)	(1,334)	(156,656)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIESMINORITY INTEREST IN INCOME	264,468	(5,453)	819	1,579	(386)	273	(3,169)	261,298
OF CONSOLIDATED SUBSIDIARIES	(7,753)							(7,753)
NET INCOME	256,715	(5,453)	819	1,579	(386)	273	(3,169)	253,545
EARNINGS PER SHARE (ADS) (1)	0.57							0.56
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.57							0.56
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	449,805,613							449,805,613
FULLY DILUTED AVERAGE NUMBER OF SHARES	452,757,366							452,757,366

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ Enrico Cavatorta
DATE: November 7, 2005		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER